SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                Schedule 13G

                 Under the Securities Exchange Act of 1934
                           (Amendment No.     )*


                              Chattem Incorporated
                              (Name of Issuer)

                                   Common Stock

                       (Title of Class of Securities)

                              162 456 107
                               (CUSIP Number)




Check the following box if a fee is being paid with this statement (check mark). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                    (Continued on the following page(s))
                            Page 1 of 4 Pages

CUSIP NO.  162 456 107


(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

     First Union Corporation            56-0898180



(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]



(3)  SEC Use Only



(4)  Citizenship or Place of Organization:

     First Union Corporation - North Carolina


Number of Shares         (5)Sole Voting Power                1,666,667
Beneficially             (6)Shared Voting Power
Owned by Each            (7)Sole Dispositive Power           1,666,667
Reporting Person With:   (8)Shared Dispositive Power



(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,666,667


(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
     [ ]



(11) Percent of Class Represented by Amount in Row 9

     22.8%


(12) Type of Reporting Person (See Instructions)

     First Union Corporation (HC)

                                                                Page 3 of 4
Item 1(a)                Name of Issuer:

                         Chattem Incorporated

Item 1(b)                Address of Issuer's Principal Executive Office:

                         1715 West 38th Street
                         Chattanooga, TN  37409

Item 2(a)                Name of Person Filing:

                         First Union Corporation

Item 2(b)                Address of Principal Office:

                         One First Union Center
                         Charlotte, North Carolina 28288

Item 2(c)                Citizenship:

                         First Union Corporation - North Carolina

Item 2(d)                Title of Class of Securities:

                         Common Stock

Item 2(e)                CUSIP Number:

                         162 456 107

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         (g) [X] Parent Holding Company, in accordance with
                         section 240.13d-1(b) (ii) (G)

Item 4                   Ownership:

                         (a)  Amount Beneficially Owned:              1,666,667
                         (b)  Percent of Class:                            22.8%
                         (c)  Number of shares as to which such person has:
                             (i) Sole power to vote or to direct
                                 the vote                             1,666,667
                            (ii) Shared power to vote or to direct the vote
                           (iii) Sole  power  to dispose  or to direct the
                                 disposition of                       1,666,667
                            (iv) Shared power to dispose or to direct the
                                 disposition of

Item 5                   Ownership of Five Percent or Less of a Class:
                         Not applicable

Item 6                   Ownership of More Than Five Percent on Behalf of
                         Another Person:

                         Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                         First Union Capital Partners            54-1420049


Item 8                   Identification and Classification of Members of the
                         Group:

                         Not applicable

Item 9                   Notice of Dissolution of Group:

                         Not applicable

Item 10                  Certification:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST UNION CORPORATION



Date



Signature

Dorothy F. Crowe Assistant Vice President & Compliance Officer


Exhibit

First Union Corporation is filing this schedule pursuant to Rule 13d-1(b)(ii)(G) as indicated under Item 3(g). The relevant subsidiary is First Union Capital Partners.